EXHIBIT 99.9 Media Release Rio Tinto and BHP collaborate on battery-electric haul trucks trials in the Pilbara 27 May 2024 PERTH, Australia--(BUSINESS WIRE)-- In an industry first, Rio Tinto and BHP will collaborate on the testing of large battery-electric haul truck technology in the Pilbara, Western Australia, to accelerate the potential for its future deployment. This press release features multimedia. View the full release here: https://www.businesswire.com/news/home/20240526465039/en/ Komatsu battery-electric haul truck. Credit: Komatsu The two companies will work with manufacturers Caterpillar and Komatsu to conduct independent trials of their battery-electric haul trucks, including testing of battery, static and dynamic charging systems, to assess performance and productivity in the Pilbara environment. The collaboration reflects the individual commitments made from BHP, Rio Tinto, Komatsu and Caterpillar to support Rio Tinto and BHP’s shared ambition of net zero operational greenhouse gas emissions by 2050. As part of the collaboration, two Cat 793 haul trucks will be trialled from the second half of 2024, and two Komatsu 930 haul trucks tested from 2026 at mine sites in Western Australia’s Pilbara region. Caterpillar and Komatsu will each provide one truck each to both BHP and Rio Tinto for these trials. BHP will trial the Caterpillar trucks, while Rio Tinto will trial the Komatsu trucks. Outcomes of the trials will be shared between BHP and Rio Tinto.

These trials represent the first stage of battery-electric haul truck testing at BHP and Rio Tinto’s Pilbara operations. Ongoing testing, development and refinement of truck and battery design is anticipated with each manufacturer. This will inform the approach for testing a larger number of haul trucks and the potential deployment of battery-electric haul truck fleets into each company’s operations. Rio Tinto Iron Ore Chief Executive Simon Trott said: “This collaboration brings together two leading global miners with two of the world’s biggest manufacturers of haul trucks to work on solving the critical challenge of zero-emissions haulage. “There is no clear path to net zero without zero-emissions haulage, so it’s important that we work together to get there as quickly and efficiently as we can. Testing two types of battery-electric haul trucks in Pilbara conditions will provide better data, and by combining our efforts with BHP we will accelerate learning. “As we work to repower our Pilbara operations with renewable energy, collaborations like this move us closer to solving the shared challenge of decarbonising our operations, and meeting our net zero commitments.” BHP President Australia Geraldine Slattery said: “Operational decarbonisation relies on breakthroughs in technology and partnerships like this will help drive our industry forward. We are thrilled to work with Rio Tinto, Caterpillar and Komatsu on these trials. “Replacing diesel as a fuel source requires us to develop a whole new operational ecosystem to surround the fleet. We need to address the way we plan our mines, operate our haulage networks, and consider the additional safety and operational considerations that these changes will bring. This is why trials are so critical to our success as we seek to test and learn how these new technologies will work in practice and integrate into our mines. “We’ve already seen a step-change reduction in Scope 1 and 2 operational greenhouse gas emissions through switching some of our supply to renewable electricity, and we are looking to build on that progress through development of battery-electric technology to reduce diesel usage across our operations.” Note to editors In 2021, Rio Tinto and BHP worked with both Caterpillar and Komatsu to support the development and validation of their prototype battery-electric haul trucks. The trucks included in these trials are based on these prototypes. Carbon emissions from diesel consumption in our mining equipment and rail fleet accounted for 12% of Rio Tinto’s Scope 1 and 2 emissions in 2023. Carbon emissions from the combustion of diesel accounted for around 40% of BHP’s Scope 1 and 2 emissions in FY2020. View source version on businesswire.com: https://www.businesswire.com/news/home/20240526465039/en/

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